SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

(Amendment No.   10  )*

Zoll Medical Corporation
(Name of Issuer)

Common Stock, $.02 par value
(Title of Class of Securities)

989922109
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 25, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

(Continued on the following pages)

(Page 1 of 7)

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
    ONLY)
         Elliott Associates, L.P., a Delaware Limited
         Partnership

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)[x]
    (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER
         401,200

8   SHARED VOTING POWER
         0

9.  SOLE DISPOSITIVE POWER
         401,200

10. SHARED DISPOSITIVE POWER
         0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
         401,200

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.47%

14. TYPE OF REPORTING PERSON*
         PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
    ONLY)
         Westgate International, L.P., a Cayman Islands
         Limited Partnership

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)[x]
    (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER
         0

8.  SHARED VOTING POWER
         401,300

9.  SOLE DISPOSITIVE POWER
         0

10. SHARED DISPOSITIVE POWER
         401,300

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
         401,300

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*      [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.47%

14. TYPE OF REPORTING PERSON*
         PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
    ONLY)
         Martley International, Inc., a Delaware corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)[x]
    (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.  SOLE VOTING POWER
         0

8.  SHARED VOTING POWER
         401,300

9.  SOLE DISPOSITIVE POWER
         0

10. SHARED DISPOSITIVE POWER
         401,300

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
         401,300

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*      [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.47%

14. TYPE OF REPORTING PERSON*
         CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
    This statement is filed pursuant to
 Rule 13d-2(a) with
respect to the shares of common stock, $.02 par value (the "Common Stock") of Zoll Medical Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of January 27, 1999 and amends and supplements the Schedule 13D dated January 8, 1998, as amended on January 23, 1998, February 20, 1998, April 17, 1998, May 11, 1998, May 26, 1998,
August 3, 1998, September 10, 1998, November 13, 1998 and January 7, 1999 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration

    The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                   AMOUNT OF FUNDS
Margin accounts maintained at     $2,794,648.94
Goldman Sachs, Smith Barney,
Merrill Lynch and Paine Webber

    The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                   AMOUNT OF FUNDS
Margin accounts maintained at     $2,698,523.38
Goldman Sachs, Smith Barney
and Paine Webber


ITEM 5.  Interest in Securities of the Issuer

    (a)  Elliott beneficially owns 401,200 shares of Common
Stock constituting 6.47% of the outstanding shares of Common
Stock.

    Westgate beneficially owns 401,300 shares of Common
Stock constituting 6.47% of the outstanding shares of Common
Stock.

    Together, Elliott and Westgate beneficially own 802,500 shares of Common Stock constituting 12.94% of the outstanding shares of Common Stock.
    (b) Elliott has the power to vote or direct the vote
of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

    Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

    (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                  Approximate
Price per
                   Amount of Shares    Share
(exclusive of
  Date        Security  Bought (Sold)
commissions)_________

1/25/99       Common         (43,400)
$11.3153
1/26/99       Common         (15,000)
$11.4388
1/27/99       Common         (16,500)
$11.6579

    The above transactions were effected by Elliott on NASDAQ in New York.

    The following transactions were effected by Westgate during the past sixty (60) days:

                                  Approximate
Price per
                   Amount of Shares    Share
(exclusive of
  Date        Security  Bought (Sold)
commissions)_________

1/25/99       Common         (43,300)
$11.3152
1/26/99       Common         (15,000)
$11.4388
1/27/99       Common         (16,500)
$11.6579

    The above transactions were effected by Westgate on NASDAQ in New York.

    No other transactions were effected by either Elliott or Westgate during the past sixty (60) days.

    (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

    No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

    (e)  Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:
January 28, 1999   ELLIOTT ASSOCIATES, L.P.


                     By: /s/ Paul E. Singer
                           Paul E. Singer
                           General Partner


                     WESTGATE INTERNATIONAL, L.P.

                     By: Martley International, Inc.,
                           as attorney-in-fact


                           By: /s/ Paul E. Singer
                                Paul E. Singer
                                President


                     MARTLEY INTERNATIONAL, INC.


                     By: /s/ Paul E. Singer
                           Paul E. Singer
                           President